

08005504

Reliance
Industries Limited

October 16, 2008

File No.82-3300

Securities Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450, Fifth Street, N.Y.
Washington D.C. 20549
USA

SUPPL

Dear Sirs,

Pursuant to the requirement of furnishing information in connection with the exemption under Rule 12g3-2(b), we forward herewith the following document filed with the domestic stock exchanges, for your information and record:-

Sr No	Requirement under Listing Agreement with domestic Stock Exchanges	Letter dated	Subject matter
1.	Clause 47(c)	October 16, 2008	Certificate for the half year ended September 30, 2008 duly signed by a Practicing Company Secretary.

Thanking you,

Yours faithfully,
For Reliance Industries Limited

S. Sudhakar
Vice President
Corporate Secretarial

Encl :   a/a

PROCESSED

OCT 2 2 2008

THOMSON REUTERS

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021. India
Gram : 'RELCOMCOP', Phone : 2278 5000, 2284 2384, 2284 2929, 2282 6070 Telefax : 022-2204 2268, 2285 2214 Website : www.ril.com

Reliance
Industries Limited

October 16, 2008

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

National Stock Exchange of India Limited
Exchange Plaza
Plot No. C/1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

Scrip Code: **500325**

Trading Symbol: **"RELIANCE EQ"**

Fax No: **2272 3121 / 2272 2037**

Fax No. **2659 8237 / 38**

Dear Sirs,

Sub : Certificate under Clause 47(c)

We send herewith a certificate for the half-year ended September 30, 2008, duly signed by Shri Bhupendra K. Shroff, Practicing Company Secretary, pursuant to the provisions under sub-clause (c) of Clause 47 of the Listing Agreement with the Stock Exchanges.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited**

S. Sudhakar
Vice President
Corporate Secretarial

Copy to:
The Luxembourg Stock Exchange
Societe de la Bourse de Luxembourg
SA 11, Avenue de la Porte-Neuve
B P 165, L – 2011
Luxembourg
Fax No: 00352 4590 2010

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021. India
Gram : 'RELCOMCOP', Phone : 2278 5000, 2284 2384, 2284 2929, 2282 6070 Telefax : 022-2204 2268, 2285 2214 Website : www.ril.com

bhupendra k. shroff
m.com.,ll.b.,
f.c.s., c.i.a. (u.s.a.)
practicing company secretary
(company law consultant)

504, dalamal chambers,
29, sir v. thackersey marg,
Mumbai - 400 020.
Tel : 22035948,22031048

CERTIFICATE

I have examined all relevant Books, Registers, Forms, documents and Papers of RELIANCE INDUSTRIES LIMITED (the Company) produced before me for the purpose of issuing the certificate under sub clause (c) of Clause 47 of the Listing Agreement with Stock Exchanges and based on such examination as well as information and explanations furnished to me which to the best of my knowledge and belief were necessary for the purpose of my certification, I hereby certify that in my opinion and to be best of my information and belief, the Company through its Registrar and Share Transfer Agents M/s. KARVY COMPUTER SHARE PRIVATE LIMITED, 46 Avenue 4, Street No.1, Banjara Hills, Hyderabad 500 034 has in relation to the half year ended September 30, 2008, delivered and all certificates within the respective period stipulated under the Listing Agreement from the date of lodgement for transfer, sub-division, consolidation, renewal and exchange.

BHUPENDRA K. SHROFF
Company Secretary
C.P. No.116

Place : Mumbai

Dated: 15/10/2008

END